Contact

www.linkedin.com/in/steveskillings (LinkedIn)
www.JamHub.com (Company)

Top Skills

Manufacturing
Strategic Partnerships
Email Marketing

Languages

English

Steve Skillings

I build things
Whitinsville, Massachusetts, United States

Summary

Building things has been a passion of mine since childhood, which naturally led me to Mechanical Engineering which encompasses so many parts of products, software, hardware, design, quality and more. I'm particularly drawn to using existing and new technology to uncover and address latent needs, creating products that people might not have imagined on their own but find indispensable and delightful once they experience them. My fascination with solving complex puzzles is what drew me to the world of business. Throughout my career, I've had the privilege of working with and for some outstanding, world-class companies. Toyota and Bose, in particular, stand out for their commitment to excellence and their zeal for creating exceptional products, a philosophy that inspires me daily in my own business endeavors.

However, what excites me even more than building products is the creation of high-performing teams. The process is challenging and delicate, yet the effort is always worthwhile. A strong team can achieve unparalleled levels of success, bringing remarkable innovations to the world. I believe in the power of teamwork to contribute something new and beautiful to the universe, which is always in search of expansion and novelty.

Experience

BusyBox Sign

Chief Executive Officer
July 2020 - Present (3 years 8 months)
Massachusetts, United States

BusyBox is creating products for Work From Home, Create From Home and Work From Anywhere professionals who want to create “busy” spaces where they can focus their time.

Inventive LLC

Chief Everything Officer

January 2013 - Present (11 years 2 months)
Massachusetts, United States

Helping others "build stuff" through this LLC.

BandLab

Co-Founder, CEO >> Chief Product Officer
July 2012 - July 2020 (8 years 1 month)
Westborough, Massachusetts, United States & Singapore, Singapore

BandLab was born out of my desire to make a novel, easy to use, accessible collaboration system for musicians and fans. BandLab was created to allow musicians to make more music together. To improve their creative outcomes, and to simplify every part of music production. Music is essential to humanity. BandLab continues to deliver on improving music tools, systems and outcomes every day. Keep it going BandLab team! Cheering you on from afar.

JamHub Corporation

Co-Founder, CEO, President
January 2009 - July 2020 (11 years 7 months)
Whitinsville, Massachusetts, United States

We make products that allow musicians to hear better, play better, play more often in more locations and to have more fun with their music making moments, whether they are rehearsing, recording or performing.

Bose Corporation

Engineer, Manager and "intra-preneur"
July 1999 - July 2008 (9 years 1 month)
Framingham, MA

I started at Bose in 1999 as an Automotive Systems Product Development Manager in the Japanese Theater (dealing with Japanese accounts).

They moved me to the Web team in 2000 at a time when nobody knew much about the web so my "figure stuff out" skills served me well. Helped to grow that business from small potatoes to big biz. Learned a lot about Marketing the Dr. Bose way and a lot about servers, enterprise software and "big company" methods & cultures.

Eventually I moved to the Live Music Technology Group to help launch the L1 speaker. The experience was amazing as I got to work on yet another amazingly innovative product & business.

I really loved my time at Bose and I think I'd still be at Bose if it were not for the JamHub opportunity. They took great care of me, put me in all kinds of "advanced training" programs and really pushed me hard. It's a great place for engineering geeks who like music, and a great place to learn how to run a business with healthy margins. It was a great experience.

While at Bose I won the President's Award and was nominated for, and attended, the top two levels of leadership programs in the company. Two of my last three managers reported directly to Dr. Bose so I was very fortunate and learned a lot while there.

Renaissance Design
West Coast Office Manager
December 1994 - July 1999 (4 years 8 months)

Renaissance design provided high-end CAD services for companies like Nike, Precision Cast Parts, ESCO and more from the Oregon office. Our goal was to provide 1/3 the cost and time to develop a product and we often succeeded (with great margins). My role was to manage the business side of the office including sales, billings, marketing and occasionally sitting down at a CAD station and cranking out work. We used parametric models to the max.

Gates Corporation
Product Development Engineer, Sales Engineer, Tooling Engineer and more
June 1988 - December 1994 (6 years 7 months)
Auburn, Maine

I worked at Gates Formed Fibre products as a "Management Trainee" program. The program was designed to run an engineer through all aspects of the company, from QC to manufacturing to sales. After completing my three-years of cross-training I was assigned to manage the Toyota as the primary contact for the company. This account grew to be $20M and our most profitable products under my tenure. How? Well, Toyota taught me well. They took me under their wing and showed me the inner workings of the Toyota Production system and I simply applied those lessons to our factory and designs. Viola! It works to make great quality products, at great prices and margins. Everyone wins.

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Education

Portland State University

MBA, Masters of Business Administration · (1997 - 1999)

Clarkson University

Bachelor of Science - BS, Mechanical Engineering & Business · (1984 - 1988)